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TOOTHY COW PRODUCTIONS, LLC

Financial Statements
As of December 31, 2025 and 2024 and For the Years Then Ended

Together with Independent Auditors' Report



TANNER

Independent Auditors' Report

To the Members of
Toothy Cow Productions, LLC

Opinion

We have audited the accompanying financial statements of Toothy Cow Productions, LLC (the Company), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, members' equity (deficit), and cash flows for the years then ended, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toothy Cow Productions, LLC as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of Toothy Cow Productions, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tanner LLP

March 13, 2026

Balance Sheets

		As of December 31,		
		2025		**2024**
Assets				
Current assets:				
Cash and cash equivalents	$	739,289	$	866,947
Accounts receivable		649,690		286,994
Grant receivable		500,000		-
Prepaid expenses		76,549		43,143
Total current assets		1,965,528		1,197,084
Production costs, net		6,843,249		1,979,456
Technology, net		1,093,750		1,361,607
Other assets		7,833		2,114
Total assets	$	9,910,360	$	4,540,261
Liabilities and Members' Deficit				
Current liabilities:				
Capital advance payments	$	8,019,271	$	2,173,911
Accrued expenses		607,900		514,337
Accounts payable		138,548		30,603
Total current liabilities		8,765,719		2,718,851
Convertible notes payable		2,000,000		2,000,000
Total liabilities		10,765,719		4,718,851
Commitments and contingencies				
Members' deficit		(855,359)		(178,590)
Total liabilities and members' deficit	$	9,910,360	$	4,540,261

See accompanying notes to financial statements.

Statements of Operations

	For the Years Ended December 31,	
	2025	**2024**
Revenue	$ 761,493	$ 273,846
Operating expenses:		
General and administrative	470,522	1,217,992
Amortization	578,412	267,857
Total operating expenses	1,048,934	1,485,849
Operating loss	(287,441)	(1,212,003)
Other (expense) income:		
Interest expense	(400,000)	(298,082)
Interest income	11,601	3,212
Loss before income taxes	(675,840)	(1,506,873)
Income tax provision	(929)	-
Net loss	$ (676,769)	$ (1,506,873)

Statements of Members' Equity (Deficit)

For the Years Ended December 31, 2025 and 2024

	Preferred				Common				Accumulated		Total Members'
	Units		Amount		Units		Amount		Deficit		Equity (Deficit)
Balance at December 31, 2023	8,520,346	$	9,170,213		17,711,299	$	6,534,614	$	(14,876,544)	$	828,283
Issuance of preferred units	416,667		500,000		-		-		-		500,000
Net loss	-		-		-		-		(1,506,873)		(1,506,873)
Balance at December 31, 2024	8,937,013		9,670,213		17,711,299		6,534,614		(16,383,417)		(178,590)
Net loss	-		-		-		-		(676,769)		(676,769)
Balance at December 31, 2025	8,937,013	$	9,670,213		17,711,299	$	6,534,614	$	(17,060,186)	$	(855,359)

See accompanying notes to financial statements.

Statements of Cash Flows

		For the Years Ended December 31,		
		2025		**2024**
Cash flows from operating activities:				
Net loss	$	(676,769)	$	(1,506,873)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:				
Amortization of production costs		310,555		-
Amortization of technology asset		267,857		267,857
Change in operating assets and liabilities				
Accounts receivable		(362,696)		(283,287)
Grant receivable		(500,000)		-
Prepaid expenses		(33,406)		(27,579)
Production costs		(5,174,348)		(1,776,620)
Other assets		(5,719)		1,707
Capital advance payments		5,845,360		2,173,911
Accounts payable and accrued expenses		201,508		252,446
Net cash and cash equivalents used in operating activities		(127,658)		(898,438)
Cash flows from financing activities:				
Proceeds from issuance of convertible notes		-		1,250,000
Issuance of preferred units		-		500,000
Net cash and cash equivalents provided by financing activities		-		1,750,000
Net change in cash and cash equivalents		(127,658)		851,562
Cash and cash equivalents at beginning of year		866,947		15,385
Cash and cash equivalents at end of year	$	739,289	$	866,947
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	446,420	$	-
Cash paid for income taxes		437		2,997

Notes to Financial Statements

1. **Description of Organization and Summary of Significant Accounting Policies**

Organization

Toothy Cow Productions, LLC (the Company) was incorporated on March 9, 2021 as a Tennessee corporation. The Company is a production company created for the purpose of developing, and producing a TV series called The Wingfeather Saga.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company's invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

Major customers have revenues received by the Company which are 10% or more of the Company's total revenues. Angel Studios, Inc. (Angel Studios), a related party through an equity ownership of the Company, provided 100% of the Company's total revenues for each of the years ended December 31, 2025 and 2024.

As of December 31, 2025 and 2024, Angel Studios accounted for 100% of the Company's total accounts receivable.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company's total operating expenses. The Company had one vendor concentration of 22% and 33% for the years ended December 31, 2025 and 2024, respectively.

Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2025 and 2024, these cash equivalents consisted of money market funds.

Accounts Receivable

The Company records its accounts receivable at sales value and establishes specific allowances for those customer accounts identified with collection problems due to insolvency or other issues. The Company's accounts receivable are considered past due when payment has not been received by the agreed upon due date. The Company has tracked historical loss information for its trade receivables and compiled historical credit loss percentages for different aging categories (current, 1–30 days past due, 31–60 days past due, 61–90 days past due, and more than 90 days past due). The Company also identifies customers it deems are insolvent and provides specific allowances for those customers based on various assumptions including the customers' financial position, age of the customers' receivables, and changes in payment schedules as well as economic trends.

Included in accounts receivable as of December 31, 2025 and 2024 is $649,690 and $286,994, respectively, of unbilled receivables due from Angel Studios related to royalties and services performed in 2025 and 2024 but not billed until 2026 and 2025, respectively.

Estimates of expected credit losses are based on historical collection experience and other factors. The allowance for credit losses is maintained at a level that management considers adequate to provide for losses based on an evaluation of known and possible risks of collection of receivable balances. Management believes that the historical loss information it has compiled is a reasonable base on which to determine expected credit losses for trade receivables held as of December 31, 2025 and 2024 because the composition of the trade receivables as of that date is consistent with that used in developing the historical credit-loss percentages (i.e., the similar risk characteristics of its customers and its lending practices have not changed significantly over time). Account balances are charged off against the allowance for credit losses when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received.

Grant Receivable
The Company entered into a grant agreement with the State of Tennessee under the Tennessee Entertainment Commission Incentive Program, providing for reimbursement of qualified Tennessee production expenditures up to a maximum limit of approximately $700,000. The grant is a cost-reimbursement arrangement and is payable in a lump sum upon submission and approval of qualifying expenditures, subject to verification by an independent accountant and review by the State. The grant term runs from March 1, 2025 through August 31, 2026, and reimbursement is contingent upon the Company's compliance with all contractual requirements. Accordingly, amounts are recognized as a grant receivable when qualifying costs have been incurred and all conditions for reimbursement have been substantially met. As of December 31, 2025, the Company had a grant receivable of $500,000.

Production Costs
Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized cost or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. The Company amortizes production costs in accordance with the individual-film-forecast-computation method of amortization for episodic television series which uses the revenues recognized in the current calendar year divided by the remaining unrecognized ultimate revenue to determine the percentage of total film production costs to be amortized.

The Company periodically evaluates impairment of unamortized production cost. Any unamortized production costs in excess of fair value are written off. As of December 31, 2025 and 2024, the Company determined no impairment existed.

Impairment of Long-Lived Assets
The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the consolidated statement of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company's assets to be impaired as of December 31, 2025 and 2024.

Capital Advance Payments
The Company received capital advance payments from Angel Studios in connection with a potential acquisition and the funding of production activities. The advances are recorded as capital advance payments on the balance sheet. The outstanding balance as of December 31, 2025 and 2024 was $8,019,271 and $2,173,911, respectively.

The agreement provides that the advances may convert into Preferred B units at the share price of $1.50 per unit plus a common unit warrant with a nominal strike price for each two units of preferred. The conversion will take place upon the occurrence of specified events, including the completion of production milestones or execution of definitive acquisition agreements. As of December 31, 2025, no such conversion had occurred and no equity had been issued as the Plan of Merger has not finalized.

Revenue Recognition
The Company generates revenue from 1) licensing agreements with Angel Studios relating to the exploitation of the Company's intellectual property include digital media – Video-on-Demand (VOD), Subscription Video-on-Demand (SVOD) (including the Angel Guild membership), and Transactional Video-on-Demand (TVOD). The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services.

To achieve the core principle of Topic 606, the Company applies the following five steps:

1) Identify the contract with the customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract
5) Recognize revenue when or as the Company satisfies a performance obligation

Digital Media (VOD and SVOD)
Digital media revenue stems from licensing agreements with Angel Studios, wherein Angel Studios streams the Company's intellectual property. The license is not distinct from the streaming services, and the arrangement represents a sale or usage-based royalty with the license representing the predominant item to which the royalty relates. The VOD and SVOD usage revenues are determined according to the licensing agreement based on hours viewed by Angel Studios' customers during each quarter of the year. Angel Studios provides the Company quarterly royalty reports detailing the sales or usage-based royalties, which amounts Angel Studios remints to the Company. The Company recognizes revenue based on these royalty reports, which represents when the sales or usage occurred and the satisfaction of the performance obligation to the end customer.

Pay It Forward
The Company recognizes revenue from customers that choose to donate funds for future seasons and keep the Wingfeather Saga free around the world. Revenue is recognized as part of royalty payment(s) from Angel Studios.

Merchandise Revenue
The Company receives royalties from merchandise sold by Angel Studios in accordance with the Content Distribution Agreement – including toys (including plush), physical media (Blu-Ray/DVD), soundtracks, apparel, and publishing. Royalty revenue is recognized when the customer receives and pays for the merchandise. The Company does not own or maintain the merchandise inventory. Angel Studios manages merchandise sales, and all merchandise inventory is owned by Angel Studios.

Advertising
Advertising costs are expensed as incurred. Advertising expenses totaled $81,460 and $23,778 for the years ended December 31, 2025 and 2024, respectively.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Reclassifications
Certain amounts in the 2024 financial statements have been reclassified to conform with the current year presentation.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through March 13, 2026, which is the date the financial statements were available to be issued.

2. Liquidity

The Company anticipates completing production and delivering for distribution season 4 of the Wingfeather Saga in 2026 with anticipation of an increase in revenues. The financial success of a television series depends on the reaction of the public and their ability to obtain additional regulation crowdfunding amounts. The Company has incurred significant net losses since inception that have accumulated to approximately $17,100,000 as of December 31, 2025. The Company used net cash of approximately $128,000 in operating activities in 2025. The net losses and use of cash in operating activities resulted from producing the first five seasons of the series. The Company has signed an agreement and plan of merger with Angel Studios, which valued the Company at an enterprise value of $30,000,000, subject to adjustments for indebtedness, transaction expenses, and change-in-control payments. The merger is expected to close in 2026. If the merger fails to finalize, the Company has signed a term sheet with Angel Studios with contracted monthly capital advance payments through January 1, 2027 totaling approximately $5,200,000 for the continued production of the series.

3. Production Costs

Production costs consisted of the following as of December 31:

		2025		2024
Released	$	5,212,898	$	-
In production		1,940,906		1,979,456
		7,153,804		1,979,456
Less accumulated amortization		(310,555)		-
	$	6,843,249	$	1,979,456

Amortization expense on production costs for the years ended December 31, 2025 and 2024 was $310,555 and $0, respectively.

The remaining production costs are expected to be amortized through 2035.

4. Convertible Notes Payable

The Company issued convertible notes payable to an existing shareholder. These notes bear interest at an annual rate of 20%, mature in April 2027, and require no repayments until maturity. These notes are convertible into preferred units at a price of $1 per unit during the conversion window. The balance on these notes was $2,000,000 as of both December 31, 2025 and 2024. As of December 31, 2025 and 2024, accrued interest of $251,662 and $298,082, respectively, was outstanding and included in accrued expenses in the balance sheets.

5. Preferred and Common Units

The Company is authorized to issue Preferred units (Class A and B) and Common units. As of December 31, 2025 and 2024, 8,937,013 of Preferred units, and 17,711,299 of Common units were outstanding.

During 2024, the Company issued 416,667 preferred units for total proceeds of $500,000. No additional units were issued during 2025.

Prior to making any distributions to the Common unit holders, the Company must first make distributions to the Preferred unit holders until they have received a cumulative return of 120% of their initial capital contribution.

Equity Incentive Plan

During 2024, the Company adopted the 2024 Equity Incentive Plan which allows for the Company to offer key employees, directors, officers, advisers, and consultants of the Company equity interests in the Company. The Company is authorized to issue 3,500,000 incentive common units. Units are intended to promote profitability and success of the Company by providing certain key personnel with incentives to contribute to the growth and financial success of the Company. As of December 31, 2025 and 2024, the Company had 2,038,701 common units available to grant under the Plan. All associated compensation expense has been recognized in previous years.

Warrants

As of December 31, 2025 and 2024, the Company had issued 2,000,000 warrants for services to be performed. Of those issued, a total of 1,468,430 warrants had vested with an exercise price of $0.01 per unit and none had been exercised.

Units Issued in Exchange for Intangible Assets

In 2023, the Company issued 1,250,000 common units to the parent company in exchange for intangible assets which are classified as technology, net on the balance sheets. The assets were valued at $1.50 per unit for a total of $1,875,000. The assets consist of non-photorealistic rendering techniques that mix 2D and 3D in a blended-media style. The Company amortizes this technology straight-line over the life of the series' production timeline which has been determined to be seven years. Amortization expense was $267,857 for each of the years ended December 31, 2025 and 2024.

Voting

Each member has a number of votes equal to the number of units held by such member, except that Preferred unit holders do not have a right to vote.

Plan of Merger

In November 2025, the Company entered into an agreement and plan of merger with Angel Studios. Completion of the merger is subject to customary closing conditions, including member approval, regulatory filings, and the effectiveness of a registration statement. The merger has not yet been consummated, and no amounts have been recognized in the accompanying financial statements related to the proposed transaction.

6. Income Taxes

The (provision) benefit for income taxes differs from the amount computed at federal statutory rates as follows as of December 31:

	2025	2024
Federal income tax benefit at statutory rate	$ 141,926	$ 316,443
State income tax benefit at statutory rate	17,931	65,363
Intangibles	(40,020)	-
Change in valuation allowance	(122,086)	(321,799)
Other	1,320	(60,007)
	$ (929)	$ -

Significant components of the Company's deferred income tax assets (liabilities) are as follows as of December 31:

	2025	2024
Tax intangibles	$ 2,848,392	$ 2,815,014
Net operating loss carryforwards	426,533	153,214
Accrual to cash adjustments	(128,750)	54,365
Fixed assets	(2,048)	(552)
Valuation allowance	(3,144,127)	(3,022,041)
	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated is the cumulative loss incurred since inception. Such objective evidence limits the ability to consider other subjective evidence such as the Company's projections for future growth.

On the basis of this evaluation, a full valuation allowance of $3,144,127 and $3,022,041 as of December 31, 2025 and 2024, respectively, has been recorded as it more likely than not that the deferred tax assets will not be realized. The valuation allowance increased by $122,086 during 2025.

As of December 31, 2025 and 2024, the Company had net federal and state operating loss (NOL) carryforwards of $3,434,072 and $1,151,988, respectively. The federal net operating loss carryforwards generated can be carried forward indefinitely. Approximately $1,860,000 of the state NOL is subject to expiration beginning with the 2037 tax year.

The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authorities, based on technical merits. The reversal of uncertain tax positions will not affect the Company's effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets. The Company has no uncertain tax positions.